Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for December 31, 20241

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Financial Position

	2024	2023
	NIS in thousands

Assets
Current assets:
Cash and cash equivalents	1,962	80
Trade and other receivables	426	1,160
	2,388	1,240
Non-current assets:
Investment in equity accounted investee	312,190	251,669
	314,578	252,909

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	1,125	1,380
	1,125	1,380

Equity:
Share capital	*	*
Capital notes	46,933	46,933
Share premium	105,116	105,116
Accumulated profit	161,404	99,480
	313,453	251,529
	314,578	252,909

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Comprehensive Income

	For the year ended December 31
	2024	2023	2022
	NIS in thousands

Other revenues, net	10,451	-	-
General and administrative expenses	(2,089)	(983)	(1,395)
Share of profits of equity accounted investee	83,959	38,772	13,265
Financing expenses	(530)	(2,458)	(8,437)
Total comprehensive income for the year	91,791	35,331	3,433

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Changes in Equity

	Share Capital	Share Premium	Capital Notes	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2022	*	105,116	-	63,716	168,832
Capital Notes	-	-	46,933	-	46,933
Total comprehensive loss for the year	-	-	-	3,433	3,433
Balance as at December 31, 2022	*	105,116	46,933	67,149	219,198
Dividend	-	-	-	(3,000)	(3,000)
Total comprehensive income for the year	-	-	-	35,331	35,331
Balance as at December 31, 2023	*	105,116	46,933	99,480	251,529
Dividend	-	-	-	(29,867)	(29,867)
Total comprehensive income for the year	-	-	-	91,791	91,791
Balance as at December 31, 2024	*	105,116	46,933	161,404	313,453

*	Represents an amount less than NIS 1 thousand

Ellomay Luzon Energy Infrastructures Ltd.

Statements of Cash Flows

	Year ended December 31,
	2024	2023	2022
	NIS in thousands

Cash flows from operating activities -
Net profit for the year	91,791	35,331	3,433

Adjustments needed to present cash flows from the Company’s operating activities:

Adjustments to the Company’s profit and loss items:
Financing expenses	530	2,458	8,437
Company’s share of profits of equity accounted investee	(83,959)	(38,772)	(13,265)
	(83,429)	(36,314)	(4,828)
Changes in the assets and liabilities of the company:
Decrease (increase) in trade and other receivables	204	(1,542)	(558)
Increase (decrease) in trade, related parties and other payables	(255)	1,161	249
	(51)	(381)	(309)

Cash paid during the period for:
Interest paid	-	(12,664)	(528)
Net cash provided by (used in) operating activities	8,311	(14,028)	(2,232)

Cash flows from investing activities -
Dividend from equity accounted investee	23,438	26,250	-
Net cash provided by investing activities	23,438	26,250	-

Cash flows from financing activities -
Repayment of loans to shareholders	-	(10,292)	-
Dividend paid	(29,867)	(3,000)	-
Receipt of loans from shareholders	-	996	1,887
Net cash provided by (used in) financing activities	(29,867)	(12,296)	1,887

Decrease in cash and cash equivalents	1,882	(74)	(345)
Cash and cash equivalents at the beginning of the period	80	154	499
Cash and cash equivalents at the end of the period	1,962	80	154

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